Exhibit 10.1

December 28, 2022

Dear Mr. Joel Markovits:

We thank you for your continued employment and service as an executive officer of Reliance Global Group, Inc. (RELI or the Company). We look forward to your continuance as a long-term executive member of our team. The following briefly outlines our offer which we understand reflects your understanding as well.

You will be promoted and appointed the Company’s Chief Financial Officer (CFO) effective January 1, 2023. Your annual compensation will include base salary of $275,000 (Base Pay) and 40,000 shares of RELI common stock (Stock Award) per annum. The Stock Award effective grant date is the date of this letter and will vest monthly throughout the term of your employment.

Additionally, you will receive a $10,000 cash bonus, earned and payable upon the Company closing each transaction that results in the (i) purchase or acquisition of all or substantially all of the assets of another entity by the Company or a subsidiary of the Company, or (ii) purchase or acquisition of at least a majority of (a) the outstanding capital stock of such entity or (b) the aggregate voting power represented by issued and outstanding securities of such entity, in each such case as a result of a stock or share purchase agreement, exchange agreement, business combination, or other similar transaction.

You will be entitled to all benefits you currently are entitled to in your former role as Chief Accounting Officer.

You will be an “Employee at Will”, which means that you or RELI may terminate this relationship at any time, with or without cause. The whole team is here to aid you in your success. You will play an integral role in a company and industry which has unlimited potential, and we trust that you will have a long and fruitful career with us.

Kindly acknowledge your acceptance of this offer by signing where indicated below.

Sincerely,

/s/ Ezra Beyman
Ezra Beyman
Chief Executive Officer

Agreed and Accepted:

/s/ Joel Markovits	12/28/22
Joel Markovits	Date